EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the three months ended
	March 31,
	2006	2005

EARNINGS
Pre-tax income (loss)	$3,981	$(26,218)
Fixed charges	4,188	4,288
Total	$8,169	$(21,930)

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$3,873	$3,969
Interest portion of rental expenses	315	319
Total fixed charges	$4,188	$4,288

Ratio of earnings to fixed charges	2.0 x	(a )

(a) Earnings were insufficient to cover fixed charges by $26.2 million for the three months ended March 31, 2005.